

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2019

Anthony Lombardo
President
Gryphon Resources, Inc.
3512 Desert Mesa Road
Roanoke, TX 76262

> **Re: Gryphon Resources, Inc.**
> **Form 10-12G**
> **Filed July 3, 2019**
> **File No. 000-53371**

Dear Mr. Lombardo:

We issued comments to you on the above captioned filing on July 26, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 30, 2019.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Michael Killoy at 202-551-7576 or John Reynolds at 202-551-3795 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining